UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16of the Securities Exchange Act of 1934

For:  July 27, 2006

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

(Exact name of Registrant as specified in its charter)

Suite 1710 – 650 West Georgia Street

Vancouver, British Columbia

Canada V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Canadian Zinc Corporation

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 14, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.   Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.   This proxy should be signed in the exact manner as the name appears on the proxy.

4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Daylight Time, on June 12, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone Vote Using the Internet

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Canadian Zinc Corporation (the "Company") hereby appoints: John F. Kearney, a Director of the Company, or failing this person, Allan B. Taylor, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of Canadian Zinc Corporation to be held on the 30th Floor - 650 West Georgia Street, Vancouver, British Columbia on June 14, 2006 at 10:00 AM (Pacific Daylight Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine the Number of Directors

To determine the number of Directors at six (6).

For ☐ Against ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold		For	Withhold
01. Robert Gayton	☐	☐	02. John F. Kearney	☐	☐	03. John MacPherson	☐	☐	04. David Nickerson	☐	☐
05. Alan C. Savage	☐	☐	06. Alan B. Taylor	☐	☐						

3. Appointment of Auditors

To appoint Ernst & Young LLP as auditors of the Company for the ensuing year

For ☐ Withhold ☐

4. Fix Auditors' Remuneration

To authorize the Directors to fix the auditors' remuneration.

For ☐ Against ☐

5. Underwriter's Option Units

To consider and, if thought fit, to approve the issuance of 1,333,333 underwriter's option units pursuant to an underwritten financing of the Company completed on January 30, 2006.

For ☐ Against ☐

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date: July 27, 2006